Stolt-Nielsen S.A.                                                  [STOLT LOGO]


c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom


                    Stolt-Nielsen Transportation Group Orders
                    Four 44,000 Deadweight Ton Parcel Tankers
                     From SLS Shipbuilding Co. Ltd. in Korea

London, England - October 2, 2006 - Stolt-Nielsen Transportation Group (SNTG), a subsidiary of Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI), announced today that it has signed an agreement with SLS Shipbuilding Co. Ltd. for four 44,000 deadweight ton (dwt) parcel tankers. The aggregate price for the four ships is expected to be approximately $340 million, with deliveries scheduled to take place between mid 2010 and early 2011.

The SLS newbuildings will have a combination of 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that SNTG announced ordering in June 2005 from ShinA Shipbuilding Co. Ltd. of South Korea, which was acquired by SLS earlier this year. SNTG will have options from SLS for an additional four ships.

The new fully double-hulled parcel tankers will meet both Marpol Annex I and Annex II cargo requirements and, with ship IMO ship type I, II, and III capabilities, will be able to handle the full range of difficult to handle cargoes which SNTG carries.

Otto H. Fritzner, Chief Executive Officer of SNTG, said, "This new order with SLS represents a continuation of SNTG's successful partnership with the yard and is part of our ongoing fleet replacement plan, which is aimed at ensuring that we are fully equipped with sophisticated ships to meet our customers' requirements for the growing global market for the transportation of specialty liquids."

After this order, SNTG, and its partners, has an order book of 19 ships for delivery from 2007 until 2011. SNTG today owns and operates globally today 148 ships ranging in size from 1,100 dwt to 40,200 dwt.



Contacts:         Richard Lemanski
                  001-203.299.3604
                  rlemanski@stolt.com

                  Jan Engelhardtsen
                  011-44 20 7611 8972
                  jengelhardtsen@stolt.com

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About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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